EXHIBIT 9



[Bayer Letterhead]

Corporate Investor Relations

Further portfolio streamlining:

Bayer plans to divest household insecticides

No. 2 in the world, but no longer a core business

Leverkusen - In a move to further streamline its portfolio, Bayer AG plans to divest its Household Insecticides Business Unit, which is part of the Consumer Care

Business Group. Comprising mainly the successful Baygon(R) insecticide and Autan(R) repellent brands, the business has annual sales of some EUR 400 million, making it the global number two in its market segment. In addition to the trademark rights, the production facilities and sales offices will also be sold. The active ingredient business, however, will remain with the Bayer Group.

"In our Health Care business area, we now want to concentrate even more on our core competencies, which are researching, manufacturing and globally marketing human and animal health care products, as well as diagnostic systems," explained Bayer CEO Dr. Manfred Schneider. "Our world-renowned Baygon(R) and Autan(R) are no longer a good fit in this environment. They would have better growth prospects with a company specialized in such products."

The business unit's principal markets are in Asia and Latin America, while in the crucial North American and European markets it lacks the critical mass to capture market share from its much larger competitors. Bayer would need to invest heavily to continue growing this business, and such investment is not planned in view of the focus on other major areas in the future portfolio of Bayer HealthCare AG. To a suitable purchaser, however, the business offers significant potential for expansion, especially at the regional level.

Bayer aims to complete the sale by the end of 2002.

Leverkusen, March 12, 2002

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Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.